Exhibit 99.36

CONSENT OF J.F. TREMBLAY

The undersigned hereby consents to the use of their report(s), and the information derived therefrom, as well as the reference to their name, in each case where used or incorporated by reference in the Annual Report on Form 40-F/A for the year ended December 31, 2012 of IAMGOLD Corporation.

/s/ Jean-Francois Tremblay
By:	Jean-Francois Tremblay, Geo
Title:	Chief Geologist

Dated:	January 14, 2014